                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934





FOR THE MONTH OF           JULY, 1999
                --------------------------------


                  ROYAL CARIBBEAN CRUISES LTD.
                  ------------------------------------------------

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  ------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)







         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F   X           FORM 40-F
                            -----                   -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                     NO   X
                      -----                  -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096
305/539-6573


                                                   Contact:  Lynn Martenstein
                                                          (305-539-6573)

                                                     FOR IMMEDIATE RELEASE
                                                     ---------------------

              ROYAL CARIBBEAN CRUISES LTD. REACHES FINAL SETTLEMENT
                         IN FIVE-YEAR DOJ INVESTIGATION

MIAMI - July 21, 1999 - Royal Caribbean Cruises Ltd. announced today that it has reached a final settlement with the Department of Justice, concluding a five-year investigation into the company's past environmental practices. Under the agreement, Royal Caribbean will pay $18 million in fines, in addition to the $9 million penalty it paid last year.

         "We are profoundly sorry that a group of our employees knowingly violated environmental laws and our own company policy," Royal Caribbean International President Jack Williams said. "The majority of these violations reflect a lapse in our enforcement efforts - NOT a lapse in our corporate conscience or our commitment to protecting the ocean."

         Today's settlement resolves all remaining counts against the company, and concludes all investigations of the company in multiple jurisdictions. It includes several counts for bilge-water violations, similar to those cited last year in an interim agreement reached in Miami and San Juan. It also includes several counts for "gray-water" infractions. Gray water is waste water primarily from cabin sinks and drains. The company believed its past policies for handling gray water were in compliance with federal law. After studying its practices and talking to prosecutors, the company adopted more stringent procedures. The settlement also covers one count for the improper storage of landed waste materials. Most of the violations occurred in 1994 and 1995.

                                     MORE...


(ROYAL CARRIBEAN LOGO)

ROYAL CARIBBEAN REACHES SETTLEMENT WITH DOJ                            2-2-2-2

         A significant difference exists between the bilge-water incidents and the gray-water/waste-storage incidents, according to Williams. The bilge-water acts were done deliberately; the gray-water/waste-storage acts were mistakes.

         "We have learned important lessons from this investigation." Williams said. "We are a much better company today because of it. And the oceans are healthier.

         "This company has a zero- tolerance policy toward environmental violations," Williams explained. "We have made it clear to our employees we will not tolerate any willful violation of law or company policy or any shortcuts in environmental standards.

         "Our goal is to build the most environmentally-responsible fleet and the most environmentally-sensitive workforce in the industry," he added.

         "Royal Caribbean is doing all it can to improve its performance, to go beyond compliance with the laws, and to become an exemplar of environmental stewardship in the cruise industry," said William K. Reilly, a Royal Caribbean Cruises Ltd. board member.

         Reilly joined the company's board in 1998. He was head of the Environmental Protection Agency from 1989 to 1993 under President George Bush.

         The company has made a number of changes in recent years. Among them, it has:

o developed and installed a state-of-the art filtering system that cleans bilge water three times more effectively than required by law;

o assigned each ship an environmental officer, who monitors shipboard environmental procedures;

o hired a new senior vice president of Safety and Environment, who oversees overall environmental compliance and reports directly to the president;

o assembled a new management team in Marine Operations, the division accountable for onboard environmental practices;

o initiated comprehensive environmental audits conducted by outside consultants; and

o designed and are installing new gas turbine engines on two new classes of ships, currently under construction. These engines will cut emissions by 80
     - 98 percent.

                                     MORE...

ROYAL CARIBBEAN REACHES SETTLEMENT WITH DOJ                            3-3-3-3

         Many of the company's own initiatives were incorporated into an Environmental Compliance Program (ECP), which was part of the settlement agreement reached last year with the Justice Department.




                                      # # #

News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096
305/539-6573


                                                     Contact:  Lynn Martenstein
                                                           (305-539-6573)

                                          FOR IMMEDIATE RELEASE


                         ROYAL CARIBBEAN REPORTS RECORD
                             SECOND QUARTER EARNINGS

MIAMI - July 21, 1999 - Royal Caribbean Cruises Ltd. (NYSE, OSE:RCL) reported an 11.9% increase in second quarter income before the previously disclosed settlement agreements with the U.S. Department of Justice. Excluding these settlements, net income for the second quarter was $99.3 million, or $0.54 per share, compared to $88.8 million, or $0.49 per share in the same quarter of 1998. The settlement amounts were $14.0 million (net of $4 million previously accrued) in 1999 and $9.0 million in 1998. On an as-reported basis, net income increased to $85.3 million, or $0.47 per share, compared to $79.8 million, or $0.44 per share, in 1998.

         Total Gross Revenues were $617.7 million for the second quarter of 1999, compared to $656.5 million for the same quarter in 1998. During the quarter, capacity decreased 6.5%, resulting from of the sale of SONG OF AMERICA, which left the fleet in March of this year, and the impact of ENCHANTMENT OF THE SEAS and GRANDEUR OF THE SEAS being out of service due to unscheduled engine repairs. The majority of income lost from these missed voyages was recovered through insurance proceeds of $9.4 million, which are included in Other Income. Occupancy was 104.8% in the second quarter, compared to 105.0% in 1998. Gross revenue yields (gross revenue per available passenger cruise day) increased 1% and net revenue yields were up even higher.

         Net income for the six months ended June 30, 1999 increased 11.6% to $175.5 million or $0.96 per share, compared to $157.3 million or $0.86 per share for the same period last year. Revenues decreased 6.7% to $1.2 billion for the six months ended June 30, 1999 compared to $1.3 billion for the same period last year. This decrease is primarily due to a year over year decline in capacity. Occupancy for the first six months was 103.4%, compared to 104.8% the prior year.




                                     MORE...



(ROYAL CARRIBEAN LOGO)

ROYAL CARIBBEAN REPORTS RECORD SECOND QUARTER EARNINGS                   2-2-2-2

         "The industry is having another good year in 1999. We are pleased with the Company's continuing trend of increased profitability," said Richard D. Fain, Chairman and Chief Executive Officer. "VOYAGER OF THE SEAS just completed her sea trials, and she performed flawlessly. We are looking forward to her introduction later this year, which will build on the excellent performance we are experiencing so far."

         Royal Caribbean Cruises Ltd. is a global cruise company, operating a fleet of 16 vessels under two cruise brands, Royal Caribbean International and Celebrity Cruises. The Company has nine additional ships on order. The first of three Eagle-class ships, VOYAGER OF THE SEAS, is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002. Two Vantage-class vessels are scheduled for delivery in 2001 and 2002. Four Millennium-class vessels are scheduled for delivery between 2000 and 2002. The ships currently visit Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, the Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean International and Celebrity Cruises, visit the lines' Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.






Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                                       ###

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                   Second Quarter Ended           Six Months Ended
                                                      June 30, 1999                June 30, 1998
                                                --------------------------    --------------------------
                                                   1999           1998           1999            1998
                                                -----------    -----------    -----------    -----------
Revenues                                        $   617,664    $   656,456    $ 1,227,710    $ 1,316,233
                                                -----------    -----------    -----------    -----------

Expenses
  Operating                                         370,210        402,585        736,823        798,995
  Marketing, selling and administrative              90,879         84,967        178,693        181,259
  Depreciation and amortization                      48,465         47,371         95,694         94,985
                                                -----------    -----------    -----------    -----------
                                                    509,554        534,923      1,011,210      1,075,239
                                                -----------    -----------    -----------    -----------

Operating Income                                    108,110        121,533        216,500        240,994
                                                -----------    -----------    -----------    -----------

Other Income (Expense)
  Interest income                                     1,164          4,342          2,055          6,921
  Interest expense, net of capitalized interest     (33,953)       (43,662)       (69,175)       (86,218)
  Other income (expense)                             10,026         (2,443)        26,163         (4,390)
                                                -----------    -----------    -----------    -----------
                                                    (22,763)       (41,763)       (40,957)       (83,687)
                                                -----------    -----------    -----------    -----------

Net Income                                      $    85,347    $    79,770    $   175,543    $   157,307
                                                ===========    ===========    ===========    ===========

Earnings per Share
  Basic                                         $      0.49    $      0.45    $      1.00    $      0.91
                                                ===========    ===========    ===========    ===========

  Diluted                                       $      0.47    $      0.44    $      0.96    $      0.86
                                                ===========    ===========    ===========    ===========

Weighted Average Shares Outstanding
  Basic                                             169,341        168,711        169,200        166,262
                                                ===========    ===========    ===========    ===========

  Diluted                                           183,474        182,636        183,280        183,038
                                                ===========    ===========    ===========    ===========



                                   STATISTICS

                                                      Second Quarter                 Year to Date
                                                --------------------------    --------------------------
                                                   1999           1998           1999            1998
                                                -----------    -----------    -----------    -----------

Occupancy as a percentage of total capacity           104.8%         105.0%         103.4%         104.8%

Passenger Cruise Days                             2,696,785      2,889,536      5,328,734      5,697,040



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ROYAL CARIBBEAN CRUISES LTD.
                                     ----------------------------
                                             (Registrant)


Date: July 30, 1999                  By: /s/ RICHARD J. GLASIER
                                         -----------------------------------
                                         Richard J. Glasier
                                         Executive Vice President
                                           and Chief Financial Officer